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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )*

Whole Foods Market, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

966837106

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2008

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30267U 10 8	Schedule 13D	Page 2 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,318,304 shares of Common Stock outstanding as reported in the Issuer’s 10-K for the fiscal year ended September 28, 2008

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 30267U 10 8	Schedule 13D	Page 3 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,318,304 shares of Common Stock outstanding as reported in the Issuer’s 10-K for the fiscal year ended September 28, 2008

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 30267U 10 8	Schedule 13D	Page 4 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Thyme Coinvest, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,318,304 shares of Common Stock outstanding as reported in the Issuer’s 10-K for the fiscal year ended September 28, 2008

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 30267U 10 8	Schedule 13D	Page 5 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,318,304 shares of Common Stock outstanding as reported in the Issuer’s 10-K for the fiscal year ended September 28, 2008

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 30267U 10 8	Schedule 13D	Page 6 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,318,304 shares of Common Stock outstanding as reported in the Issuer’s 10-K for the fiscal year ended September 28, 2008

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 30267U 10 8	Schedule 13D	Page 7 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,318,304 shares of Common Stock outstanding as reported in the Issuer’s 10-K for the fiscal year ended September 28, 2008

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 30267U 10 8	Schedule 13D	Page 8 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,318,304 shares of Common Stock outstanding as reported in the Issuer’s 10-K for the fiscal year ended September 28, 2008

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 30267U 10 8	Schedule 13D	Page 9 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,318,304 shares of Common Stock outstanding as reported in the Issuer’s 10-K for the fiscal year ended September 28, 2008

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 30267U 10 8	Schedule 13D	Page 10 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan A. Seiffer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0
(8) Shared Voting Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock
(9) Sole Dispositive Power 0
(10) Shared Dispositive Power 29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person:

29,310,336 shares of Common Stock issuable upon conversion of 425,000 shares of Issuer’s Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

17.3% beneficial ownership of the voting stock based on 140,318,304 shares of Common Stock outstanding as reported in the Issuer’s 10-K for the fiscal year ended September 28, 2008

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 30267U 10 8	Schedule 13D	Page 11 of 21 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) of Whole Foods Market, Inc., a Texas corporation (the “Issuer”), which are convertible into shares of Common Stock, no par value (the “Common Stock”), of the Issuer.

The address of the Issuer’s principal executive offices is 550 Bowie Street, Austin, Texas 78703.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V,” and, together with GEI V, the “Investors”), Thyme Coinvest, LLC, a Delaware limited liability company (“Thyme”), GEI Capital V, LLC, a Delaware limited liability company (“Capital”), Green V Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Jonathan D. Sokoloff, and Jonathan A. Seiffer ( the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.5 (the “Joint Filing Agreement”).

GEI V is the record owner of 324,515 shares of Series A Preferred Stock which are convertible into 22,380,339 shares of Common Stock as of the date of this statement. GEI Side V is the record owner of 97,344 shares of Series A Preferred Stock which are convertible into 6,713,377 shares of Common Stock as of the date of this statement. Thyme is the record owner of 3,141 shares of Series A Preferred Stock which are convertible into 216,620 shares of Common Stock as of the date of this statement. GEI V’s principal business is to pursue investments, and GEI Side V is an affiliated fund of GEI V. Thyme’s principal business is to invest in the Series A Preferred Stock. Capital is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Holdings is a limited partner of GEI V. Holdings’ principal business is to serve as a limited partner of GEI V. LGP is an affiliate of Capital, and the manager of Thyme. LGP’s principal business is to act as the management company of GEI V, GEI Side V and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Due to their relationships with GEI V, GEI Side V and Thyme, each of Capital, Holdings, LGP and LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI V, GEI Side V and Thyme. As such, Capital, Holdings, LGP and LGPM may be deemed to have shared beneficial ownership over such shares of Common Stock. Each of Capital, Holdings, LGP and LGPM, however, disclaims beneficial ownership of such shares of Common Stock.

CUSIP No. 30267U 10 8	Schedule 13D	Page 12 of 21 Pages

Jonathan D. Sokoloff and Jonathan A. Seiffer directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control GEI V, GEI Side V, Thyme, Capital, Holdings, LGP and/or LGPM. Each of Messrs. Sokoloff and Seiffer is a director of the Issuer and a partner of LGP and may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by GEI V, GEI Side V and Thyme. As such, Messrs. Sokoloff and Seiffer may be deemed to have shared beneficial ownership over such shares of Common Stock. Messrs. Sokoloff and Seiffer, however, disclaim beneficial ownership of such shares of Common Stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI V, GEI Side V, Thyme, Capital, Holdings, LGP or LGPM.

Jonathan D. Sokoloff is a partner of LGP and a member of the board of directors of the Issuer.

Jonathan A. Seiffer is a partner of LGP and a member of the board of directors of the Issuer.

The present principal occupation of each of the directors and executive officers of LGPM is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons, other than Messrs. Sokoloff and Seiffer, is organized under the laws of Delaware. Each of the directors and executive officers of LGPM is a United States citizen. Each of Messrs. Sokoloff and Seiffer is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this statement, GEI V held 324,515 shares of Series A Preferred Stock, GEI Side V held 97,344 shares of Series A Preferred Stock, and Thyme held 3,141 shares of

CUSIP No. 30267U 10 8	Schedule 13D	Page 13 of 21 Pages

Series A Preferred Stock, representing an aggregate of 425,000 shares of Series A Preferred Stock, purchased in a single transaction from the Issuer. The aggregate purchase price of the shares purchased by GEI V was $324,515,000, the aggregate purchase price of the shares purchased by GEI Side V was $97,344,000, and the aggregate purchase price of the shares purchased by Thyme was $3,141,000, representing a total aggregate purchase price of $425,000,000. The funding for the purchase of these shares was obtained from GEI V’s, GEI Side V’s, and Thyme’s contributed capital.

ITEM 4.	PURPOSE OF TRANSACTION

The Investors and the other Reporting Persons acquired the Series A Preferred Stock for investment purposes pursuant to a securities purchase agreement entered into by the Investors and the Issuer on November 5, 2008 (the “Purchase Agreement”). GEI V, GEI Side V and certain of the Reporting Persons, including Jonathan D. Sokoloff and Jonathan A. Seiffer, intend to participate in the management of the Issuer through representation on the Issuer’s board of directors. For further information, see Items 2 and 6 hereof.

The Investors have agreed, pursuant to the Purchase Agreement, to vote all shares of the Issuer’s capital stock that the Investors are entitled to vote, whether now owned or later acquired: (i) in favor of directors nominated by the Issuer’s board of directors, (ii) against removal of directors designated by the nominating committee of the Issuer’s board of directors, and (iii) in accordance with the recommendation of the Issuer’s board of directors with respect to any proposed business combination between the Issuer and any other entity (the “Voting Restrictions”). The Investors are otherwise entitled to vote their shares of the Issuer as they see fit, in their sole discretion. For further information, see Item 6 hereof, and the Purchase Agreement filed herewith as Exhibit 7.1.

Each Investor has agreed, pursuant to the Purchase Agreement, not to acquire or agree, offer, seek or propose to acquire beneficial ownership of the Issuer’s voting securities to the extent that, after giving effect to such acquisition, such Investor and its commonly controlled or managed investment funds would beneficially own more than 35% of the Issuer’s voting securities on a fully-diluted basis (the “Standstill”). For further information, see Item 6 hereof, and the Purchase Agreement filed herewith as Exhibit 7.1.

Pursuant to a statement of designations the Issuer filed with the Texas Secretary of State, the holders of Series A Preferred Stock are entitled to anti-dilutive protections with respect to the Issuer’s securities (whether held as Series A Preferred Stock or as Common Stock). For further information, see Item 6 hereof, and the statement of designations filed herewith as Exhibit 7.3.

Except as disclosed in this Item 4, none of GEI V, GEI Side V, Thyme nor any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

CUSIP No. 30267U 10 8	Schedule 13D	Page 14 of 21 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI V	0	29,310,336 (as converted)	29,310,336 (as converted)	17.3%

GEI Side V	0	29,310,336 (as converted)	29,310,336 (as converted)	17.3%

Thyme	0	29,310,336 (as converted)	29,310,336 (as converted)	17.3%

Jonathan D. Sokoloff	0	29,310,336 (as converted)	29,310,336 (as converted)	17.3%

Jonathan A. Seiffer	0	29,310,336 (as converted)	29,310,336 (as converted)	17.3%

Other Reporting Persons	0	29,310,336 (as converted)	29,310,336 (as converted)	17.3%

(c)	Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On November 5, 2008, the Issuer entered into the Purchase Agreement, agreeing to issue and sell 425,000 shares of Series A Preferred Stock to GEI V, GEI Side V and their respective permitted transferees for an aggregate purchase price of $425,000,000. On December 2, 2008, GEI V bought 324,515 shares of Series A Preferred Stock for $324,515,000, GEI Side V bought 97,344 shares of Series A Preferred Stock for $97,344,000, and Thyme bought 3,141 shares of Series A Preferred Stock for $3,141,000.

CUSIP No. 30267U 10 8	Schedule 13D	Page 15 of 21 Pages

The Series A Preferred Stock is convertible at the election of the holders into shares of Common Stock at an initial conversion ratio of 68.9655 shares of Common Stock for each share of Series A Preferred Stock, representing a price of $14.50 per share of Common Stock, provided that at no time may any holder of the Series A Preferred Stock beneficially own more than 19.99% of the Issuer’s voting securities as a result of such conversion. The conversion rate is also subject to various anti-dilution adjustments described in the statement of designations filed by the Issuer with the Texas Secretary of State on December 2, 2008 (the “Statement of Designations”) and filed herewith as Exhibit 7.3. The Series A Preferred Stock would represent an ownership interest, assuming conversion of the Series A Preferred Stock to the Issuer’s Common Stock, of approximately 17.3% at this time.

The Series A Preferred Stock has an 8% dividend, payable quarterly in cash or by increasing the liquidation preference of the Series A Preferred Stock, at the option of the Issuer. After three years, the dividend will be reduced to (i) 6% if the Common Stock closes at or above $17.75 per share for at least 20 consecutive trading days, or (ii) 4% if the Common Stock closes at or above $23.13 per share for at least 20 consecutive trading days.

Beginning with the fifth anniversary of issuance of the Series A Preferred Stock, the Issuer may, at any time, upon 30 days notice, redeem the Series A Preferred Stock at a premium of 4% over the per-share issue price of $1,000 (plus any accrued but unpaid dividends), which premium shall decline to 2.67% on the sixth anniversary of issuance, and 1.33% on the seventh anniversary of issuance. As of the eighth anniversary of issuance of the Series A Preferred Stock, the Issuer may redeem the Series A Preferred Stock at the per-share issue price of $1,000 (plus any accrued but unpaid dividends). In addition, at any time, the Issuer may, upon 30 days notice, redeem the Series A Preferred Stock at the per-share issue price of $1,000 (plus any accrued but unpaid dividends) if the Common Stock closes at or above $28.50 per share for at least 20 consecutive trading days.

The Investors have certain rights to require the Issuer to register the Series A Preferred Stock (or Common Stock issued on conversion of Series A Preferred Stock) held by the Investors as set forth in a registration rights agreement entered into by the Issuer and the Investors (the “Registration Rights Agreement”). Should the Issuer fail to file registration statements as required by the Registration Rights Agreement, the Issuer may be required to make special payments to holders of the Series A Preferred Stock.

So long as all accrued and unpaid dividends on all outstanding shares of the Series A Preferred Stock are paid in full in cash on the respective dividend payment dates, and provided that the Issuer and Investors have entered into a new registration rights agreement as described in Section 7 of the Registration Rights Agreement filed herewith as Exhibit 7.2, the Issuer may, at any time, exchange the Series A Preferred Stock for cash-pay subordinated convertible notes having economic terms similar to the Series A Preferred Stock.

The holders of the Series A Preferred Stock may require the Issuer to redeem their Series A Preferred Stock, in whole or in part, at 101% of the liquidation preference upon the occurrence of certain fundamental changes to the Issuer, including a change of control and certain bankruptcy events. In addition, the holders of the Series A Preferred Stock have the right to require the Issuer to redeem their Series A Preferred Stock, in whole or in part, 12 years after its

CUSIP No. 30267U 10 8	Schedule 13D	Page 16 of 21 Pages

issuance, for the original per-share issue price of $1,000, plus any accrued but unpaid dividends. The Issuer has also granted the Investors certain preemptive rights, as delineated in the Purchase Agreement.

The Investors, voting as a separate class, are entitled to elect two members to the board of directors of the Issuer. Accordingly, pursuant to the terms of the Purchase Agreement, Jonathan D. Sokoloff and Jonathan A. Seiffer of LGP joined the board of directors of Whole Foods Market concurrently with the issuance of the Series A Preferred Stock. The Investors, however, may elect only one member of the Issuer’s board of directors once the Series A Preferred Stock held by the Investors represents less than 10% of the Issuer’s voting securities, which right ceases once the Series A Preferred Stock held by the Investors represents less than 7% of the Issuer’s voting securities. The Investors may use this right to elect to the Issuer’s board of directors only (i) persons approved by the nominating committee of the Issuer’s board of directors or (ii) persons who were partners of LGP at the time of the issuance of the Series A Preferred Stock. Under the Purchase Agreement, the Investors are entitled to designate one member to each of the committees of the board of directors and to nominate directors for election to the board of directors once their right to elect directors under the Statement of Designations ceases, in each case subject to certain limitations and ownership thresholds.

The Investors have agreed, pursuant to the Purchase Agreement, to vote all shares of the Issuer’s capital stock that the Investors are entitled to vote, whether now owned or later acquired: (i) in favor of directors nominated by the Issuer’s board of directors, (ii) against removal of directors designated by the nominating committee of the Issuer’s board of directors, and (iii) in accordance with the recommendation of the Issuer’s board of directors with respect to any proposed business combination between the Issuer and any other entity. The Investors are otherwise entitled to vote their shares of the Issuer as they see fit, in their sole discretion.

Each Investor has agreed, pursuant to the Purchase Agreement, not to acquire or agree, offer, seek or propose to acquire beneficial ownership of the Issuer’s voting securities to the extent that, after giving effect to such acquisition, such Investor and its commonly controlled or managed investment funds would beneficially own more than 35% of the Issuer’s voting securities on a fully-diluted basis.

Each Investor has agreed that it will not transfer any securities of the Issuer, whether held as Series A Preferred Stock or Common Stock, other than to affiliates who agree to be bound by the Voting Restrictions and Standstill, prior to the third anniversary of the issuance of the Series A Preferred Stock unless the Issuer has called the Series A Preferred Stock for redemption pursuant to the second paragraph of Section 6(a) of the Statement of Designations or has announced any merger or consolidation in which the Issuer will not be the surviving entity. At no time will either Investor transfer securities constituting 10% or more of the voting capital stock of the Issuer then outstanding to any entity or individual who does not agree to be bound by the Voting Restrictions and Standstill. At no time will either Investor transfer any securities to any retailer of grocery products in North America or the United Kingdom, or to any entity having direct or indirect majority ownership control of such a retailer.

CUSIP No. 30267U 10 8	Schedule 13D	Page 17 of 21 Pages

In connection with joining the Issuer’s board of directors, each of Messrs. Sokoloff and Seiffer entered into an indemnification agreement in substantially the form filed herewith as Exhibit 7.4.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, the Registration Rights Agreement, the Statement of Designations, and the form of Indemnification and Hold Harmless Agreement filed herewith as Exhibits 7.1, 7.2, 7.3 and 7.4 respectively and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Securities Purchase Agreement, dated as of November 5, 2008 (incorporated by reference to Exhibit 10.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 2, 2008).

7.2	Registration Rights Agreement, dated as of December 2, 2008 (incorporated by reference to Exhibit 4.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 2, 2008).

7.3	Statement of Designations of Series A Redeemable Convertible Exchangeable Participating Preferred Stock, par value $0.01 per share of Whole Foods Market, Inc. (incorporated by reference to Exhibit 3.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 2, 2008).

7.4	Form of Indemnification and Hold Harmless Agreement (incorporated by reference to Exhibit 10.1 to Whole Foods Market, Inc.’s Form 10-Q, filed with the Securities and Exchange Commission on February 29, 2008).

7.5	Joint Filing Agreement, dated December 3, 2008.

7.6	Power of Attorney, dated December 2, 2008.

CUSIP No. 30267U 10 8	Schedule 13D	Page 18 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of December 3, 2008

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Manager

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Manager

Thyme Coinvest, LLC
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Executive Vice President and Managing Partner

GEI Capital V, LLC

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Manager

Green V Holdings, LLC

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Manager

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff

CUSIP No. 30267U 10 8	Schedule 13D	Page 19 of 21 Pages

Title:	Executive Vice President and Managing Partner

LGP Management, Inc.

By:	/S/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Executive Vice President, and Managing Partner

/S/ JONATHAN D. SOKOLOFF
Jonathan D. Sokoloff

/S/ JONATHAN A. SEIFFER
Jonathan A. Seiffer

CUSIP No. 30267U 10 8	Schedule 13D	Page 20 of 21 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Securities Purchase Agreement, dated as of November 5, 2008 (incorporated by reference to Exhibit 10.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 2, 2008).

7.2	Registration Rights Agreement, dated as of December 2, 2008 (incorporated by reference to Exhibit 4.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 2, 2008).

7.3	Statement of Designations of Series A Redeemable Convertible Exchangeable Participating Preferred Stock, par value $0.01 per share of Whole Foods Market, Inc. (incorporated by reference to Exhibit 3.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 2, 2008).

7.4	Form of Indemnification and Hold Harmless Agreement (incorporated by reference to Exhibit 10.1 to Whole Foods Market, Inc.’s Form 10-Q, filed with the Securities and Exchange Commission on February 29, 2008).

7.5	Joint Filing Agreement, dated December 3, 2008.

7.6	Power of Attorney, dated December 2, 2008.

CUSIP No. 30267U 10 8	Schedule 13D	Page 21 of 21 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM

John G. Danhakl	Director, Executive Vice President and Managing Partner

Peter J. Nolan	Director, Executive Vice President and Managing Partner

Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner

Lily Chang	Chief Operating Officer and Secretary

Cody L. Franklin	Chief Financial Officer

Julia O. Chang	Vice President of Tax and Finance

Jonathan A. Seiffer	Senior Vice President

John M. Baumer	Senior Vice President

Timothy J. Flynn	Senior Vice President